July 25, 2024

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Uwem Bassey

Re:	Data Storage Corp.
Registration Statement on Form S-3
Filed July 18, 2024 File No: 333-280881

Dear Mr. Bassey:

This acceleration request corrects the registration number on the previous acceleration request for Data Storage Corp. (the “Registrant”).

The Registrant hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-280881), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Friday, July 26, 2024, at 4:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Leslie Marlow at (212) 885-5358 or Melissa Palat Murawsky at (215) 569-5732 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

DATA STORAGE CORP.

By:	/s/ Charles M. Piluso
	Name:	Charles M. Piluso
	Title:	Chief Executive Officer

cc: Leslie Marlow, Blank Rome LLP

Melissa Palat Murawsky, Blank Rome LLP